UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90131T208
(CUSIP Number)

Alexander H. McMillan Chief Compliance Officer Benefit Street Partners L.L.C. Providence Equity Capital Markets L.L.C. 9 West 57th Street, Suite 4920 New York, NY 10019 (212) 588-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to: Craig Marcus Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7802

August 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90131T208	SCHEDULE 13D	Page 2 of 11

1.	NAME OF REPORTING PERSONS Benefit Street Partners L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ ]
SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,854,327
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,854,327
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,854,327
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.2%
14.	TYPE OF REPORTING PERSON		IA

CUSIP No. 90131T208	SCHEDULE 13D	Page 3 of 11

1.	NAME OF REPORTING PERSONS Providence Equity Capital Markets L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ ]
SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	876,820
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	876,820
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		876,820
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		3.3%
14.	TYPE OF REPORTING PERSON		IA

CUSIP No. 90131T208	SCHEDULE 13D	Page 4 of 11

1.	NAME OF REPORTING PERSONS Jonathan M. Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ ]
SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,731,147
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,731,147
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,731,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.1%
14.	TYPE OF REPORTING PERSON		IN

CUSIP No. 90131T208	SCHEDULE 13D	Page 5 of 11

1.	NAME OF REPORTING PERSONS Paul J. Salem
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ ]
SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,731,147
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,731,147
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,731,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.1%
14.	TYPE OF REPORTING PERSON		IN

CUSIP No. 90131T208	SCHEDULE 13D	Page 6 of 11

1.	NAME OF REPORTING PERSONS Glenn M. Creamer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ ]
SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,731,147
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,731,147
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,731,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.1%
14.	TYPE OF REPORTING PERSON		IN

CUSIP No. 90131T208	SCHEDULE 13D	Page 7 of 11

1.	NAME OF REPORTING PERSONS Thomas J. Gahan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ ]
SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,731,147
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,731,147
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,731,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.1%
14.	TYPE OF REPORTING PERSON		IN

CUSIP No. 90131T208	SCHEDULE 13D	Page 8 of 11

Except as set forth below, the initial Schedule 13D that was filed on June 9, 2014 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such previous Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a)  See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons.  References to percentage ownerships of Common Stock in this Statement are based upon 25,592,356  shares of Common Stock outstanding as of July 31, 2015  as specified in the Company’s Quarterly Report on Form 10-Q filed by the Company on August 10, 2015. The Reporting Persons may be deemed to beneficially own an aggregate of 3,731,147 shares of Common Stock (consisting of (i) 2,981,147 shares of Common Stock that can be acquired upon the conversion of outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, $0.001 par value per share (the “Convertible Preferred Stock”), and (ii) 750,000 shares of Common Stock), which represents approximately 13.1% of the Company’s Common Stock, calculated in accordance with Rule 13d-3 under the Act.  The shares of Convertible Preferred Stock are convertible into a number of shares of Common Stock determined by dividing the accrued value of the shares of Convertible Preferred Stock to be so converted by the conversion price in effect at the time of such conversion.  The current conversion price is $4.25 and may be adjusted from time to time.  The accrued value for each share of Convertible Preferred Stock is currently equal to approximately $1,013.59 and is subject to increase in the future by the amount of any unpaid dividends on the Convertible Preferred Stock.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)  See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.  The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c)  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e)  Not applicable.

CUSIP No. 90131T208	SCHEDULE 13D	Page 9 of 11

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended to replace the second paragraph under the heading “Securities Purchase Agreement”, which was added by Amendment No. 1 to this Schedule 13D filed on September 25, 2014 with the following:

The Reporting Persons were informed by the Company that the certificate of amendment relating to the Company’s  Series A Convertible Participating Preferred Stock that was filed with the Delaware secretary of state on September 22, 2014 did not become effective because it was filed with the Delaware secretary of state without proper authorization of the stockholders of the Company.  As a result of the foregoing, on August 5, 2015 the Providence Funds entered into a Consent, Waiver and Amendment Agreement by and among the Company, the Providence Funds and certain other parties that (i) consents to the filing of a certificate of correction to the certificate of designation relating to the Company’s Convertible Preferred Stock to, among other things, restore the initial conversion price back to $4.25 from the $4.00 that was specified in the ineffective certificate of amendment, (ii) consents to the debt issuance described therein and permits the incurrence of additional indebtedness as described therein, and (iii) grants certain waivers of participation rights in connection with the debt  issuances referred to above. In connection with the foregoing, the Providence Funds and the other holders of the Series A Convertible Participating Preferred Stock have agreed to release all claims against the Company relating to the ineffective certificate of amendment and, in consideration therefor, the Company issued to the Providence Funds and certain other holders of the Series A Convertible Participating Preferred Stock $5 million principal amount of the Company’s 11.000% Senior Secured Notes due 2019.   This summary description does not purport to be complete, and is qualified in its entirety by the Consent, Waiver and Amendment Agreement, a copy of which is filed as Exhibit 5 and is incorporated herein by reference.

CUSIP No. 90131T208	SCHEDULE 13D	Page 10 of 11

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1
Securities Purchase Agreement, dated as of May 29, 2014, by and among the Company, the Providence Funds and certain other parties (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on June 9, 2014).

2
Amended and Restated Registration Rights Agreement, dated as of September 22, 2014, by and among the Company, the Providence Funds and certain other parties (incorporated by reference to Exhibit 2 to Amendment 1 to the Schedule 13D filed by the Reporting Persons on September 25, 2014).

3

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act by and among the BSP, PECM, Jonathan M. Nelson, Paul J. Salem, Glenn M. Creamer and Thomas J. Gahan, dated June 9, 2014 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on June 9, 2014).

4

Consent, Waiver and Amendment Agreement by and among the Company, the Providence Funds and certain other parties, dated September 22, 2014 (incorporated by reference to Exhibit 4 to Amendment 1 to the Schedule 13D filed by the Reporting Persons on September 25, 2014).

5	Consent, Waiver and Amendment Agreement by and among the Company, the Providence Funds and certain other parties, dated August 5, 2015.

CUSIP No. 90131T208	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 19, 2015

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Signatory

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Signatory

By:	/s/ Jonathan M. Nelson
Name:	Jonathan M. Nelson

By:	/s/ Paul J. Salem
Name:	Paul J. Salem

By:	/s/ Glenn M. Creamer
Name:	Glenn M. Creamer

By:	/s/ Thomas J. Gahan
Name:	Thomas J. Gahan